

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Luke A. Sarsfield , III
Chief Executive Officer
P10, Inc.
4514 Cole Avenue, Suite 1600
Dallas, Texas 75205

      Re: P10, Inc.
          Registration Statement on Form S-3
          Filed November 20, 2023
          File No. 333-275667

Dear Luke A. Sarsfield :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Stickel at 202-551-3324 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance